ICON ENERGY CORP.
17th km National Road, Athens-Lamia & Foinikos Str.
14564, Nea Kifissia, Athens, Greece

July 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Purcell Daniel Morris

Re:	Icon Energy Corp. Registration Statement on Form F-1 (File No. 333-279394)

Ladies and Gentlemen:
On July 5, 2024, the undersigned registrant requested acceleration of the effectiveness of the above-captioned Registration Statement on Form F-1 so that it would be made effective on Tuesday, July 9, 2024 at 5:00 PM Eastern Time, or as soon thereafter as practicable. The undersigned registrant hereby withdraws such request.
Should you have any questions regarding this request, please do not hesitate to contact Filana Silberberg, Esq. at (212) 922-2225 or Will Vogel, Esq. at (212) 922-2280, each of Watson Farley & Williams LLP, counsel to the undersigned registrant.
Yours truly,

ICON ENERGY CORP.

By:	/s/ Ismini Panagiotidi
Name: Ismini Panagiotidi Title: Chief Executive Officer

July 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Icon Energy Corp. Registration Statement on Form F-1 File No. 333-279394

Ladies and Gentlemen:

On July 5, 2024, Maxim Group LLC, as underwriter, along with the above-referenced registrant, requested acceleration of the effectiveness of the above-captioned Registration Statement on Form F-1 so that it would be made effective on Tuesday, July 9, 2024 at 5:00 PM, Washington D.C. time, or as soon thereafter as may be practicable. The undersigned hereby withdraws such request.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Co-Head of Investment Banking